Filed Pursuant to Rule 424(b)(7)

File No. 333-134126

PROSPECTUS SUPPLEMENT

(to Prospectus dated June 2, 2006)

CELL THERAPEUTICS, INC.

$33,156,000

7.5% Convertible Senior Notes due April 30, 2011

and the common stock issuable on conversion of the notes and for payments of interest and make-whole amounts that may become due on the notes

This prospectus supplement supplements the prospectus dated June 2, 2006 of Cell Therapeutics, Inc. relating to the resale from time to time by selling security holders of the notes and the common stock issuable upon conversion of the notes and for payments of interest and make-whole amounts that may become due on the notes. This prospectus supplement is not complete without, and may not be utilized or delivered except in connection with, the prospectus, including any amendments or supplements thereto.

Investing in the notes or our common stock involves a high degree of risk. See the section entitled “Risk Factors” beginning on page 7 of the prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

This prospectus supplement is dated May 7, 2007.

SELLING SECURITYHOLDERS

We originally issued the notes in a private placement in April 2006. We are registering all the notes and the common stock issuable upon conversion of the notes and for payments of interest and make-whole amounts that may become due on the notes offered by this prospectus supplement on behalf of the selling securityholders named in the table below. The selling securityholders may from time to time offer and sell any or all of the notes and the common stock issuable upon conversion of the notes and for payments of interest and make-whole amounts that may become due on the notes.

The following table and related footnotes contain information as of May 7, 2007 and supplement the table of selling securityholders and related footnotes appearing under the heading “Selling Securityholders” beginning on page 38 of the prospectus with respect to the selling securityholder and the principal amount of notes and the number of shares of common stock issued or issuable upon conversion of the notes and for payments of interest and make-whole amounts that may become due on the notes beneficially owned by the selling securityholder that may be offered using the prospectus and this prospectus supplement. The number of shares of common stock set forth below reflects adjustments made to the conversion ratio of the notes pursuant to our one-for-four reverse stock split, which took effect on April 15, 2007. The information set forth in the table below regarding the selling securityholder identified in the table supersedes the information set forth in the prospectus. We prepared this table based on information supplied to us by the selling securityholder named in the table.

Under the terms of the notes, a selling securityholder may not convert the notes or receive payment of interest or make-whole amounts that may become due on the notes to the extent such conversion or payment would cause such selling securityholder, together with its affiliates, to beneficially own 9.5% or more of the number of shares of our common stock outstanding immediately after giving effect to such conversion or payment, excluding for purposes of such determination shares of common stock issuable upon conversion of the convertible notes which have not been converted.

The selling securityholders may sell all, some or none of their shares in this offering. See “Plan of Distribution” on page 41 of the prospectus.

Any selling securityholder that is identified as a broker-dealer will be deemed to be an “underwriter” within the meaning of Section 2(11) of the Securities Act, unless such selling securityholder obtained the security as compensation for services. In addition, any affiliate of a broker-dealer will be deemed to be an “underwriter” within the meaning of Section 2(11) of the Securities Act, unless such selling securityholder purchased in the ordinary course of business and, at the time of its purchase of the security to be resold, did not have any agreements or understandings, directly or indirectly, with any person to distribute the security. As a result, any profits on the sale of securities by selling securityholders who are deemed to be “underwriters” and any discounts, commissions, or concessions received by any such broker-dealers who are deemed to be “underwriters” will be deemed to be underwriting discounts and commissions under the Securities Act. Selling securityholders who are deemed to be “underwriters” will be subject to prospectus delivery requirements of the Securities Act and to certain statutory liabilities, including, but not limited to, those under Sections 11, 12 and 17 of the Securities Act and Rule 10b-5 under the Exchange Act.

Name	Principal Amount at Maturity of Notes Beneficially Owned That May be Sold(1)	Percentage of Notes Outstanding (2)	Number of Shares of Common Stock That May be Sold(3)(4)	Total Shares Beneficially Owned Prior to this Offering(5)	Shares to be Beneficially Owned After Completion of this Offering(6)	Percentage of Common Stock Outstanding After Completion of this Offering(6)
Tang Capital Partners, LP (7)	$2,475,000	7.40%	446,412	892,177	445,765	1.0%

(1)	Includes notes with an aggregate principal amount of $1,137,000 held by holder originally included in the underlying prospectus dated June 2, 2006; the information in this table regarding the holder supersedes the information provided for such holder in the selling securityholder table in the underlying prospectus.

(2)	Calculated based on $33,458,000 aggregate principal amount of notes remaining outstanding as of May 7, 2007.

S-1

(3)	Includes 296,083 shares of common stock into which the notes listed in the table are convertible as well as 150,329 shares of common stock already issued to and held by the holder pursuant to a prior conversion of 7.5% convertible notes which were originally listed in the underlying prospectus dated June 2, 2006. Assumes conversion of all of the holder’s notes at a conversion ratio of approximately 119.6298 shares of common stock per $1,000 in principal amount of the notes, or a conversion price of approximately $8.36 per share, reflecting an adjustment to the conversion ratio and conversion price in connection with the one-for-four reverse split of our common stock, which was effective April 15, 2007. However, this conversion price will be subject to additional adjustment as described under “Description of Notes—Conversion Rights.” As a result, the amount of common stock issuable upon conversion of the notes may increase or decrease in the future.

(4)	Does not include shares of common stock issuable for payments of interest and make-whole amounts that may be due on the notes. We estimate that the number of shares that would be issued if we elect to make all the payments of interest on the notes included in the table through the issuance of common stock to be 141,711 shares, and the number of shares that would be issued if we elect to make all the payments of make-whole amounts on the notes included in the table through the issuance of common stock to be 70,658 shares. As provided in the indenture governing the notes, any shares of common stock to be issued in payment of interest and make-whole amounts will be valued at 95% of the volume weighted average price for the five consecutive trading days ending on the trade day immediately preceding any interest payment or make-whole interest payment date. For the purposes of estimating the number of shares that would be issued if we elect to make the payments of interest and the make-whole payment on the notes in common stock, we have assumed a per share value of $5.225, which is equal to 95% of the last reported sale price of our common stock as reported on the Nasdaq Global Capital Market on May 4, 2007. However, the number of shares of common stock that may ultimately be issued if we elect to make the payments of interest and the make-whole amounts that may be due on the notes in common stock will vary depending on the volume-weighted average price of our common stock for the five consecutive trading days ending on the trading day immediately preceding any interest payment or make-whole interest payment date, as provided in the indenture governing the notes.

(5)	Calculated based on Rule 13d-3(d)(1)(i) of the Exchange Act using 43,332,237 shares of common stock outstanding as of May 4, 2007, after giving effect to our one-for-four reverse stock split which was effective on April 15, 2007, but not adjusting for fractional shares that were cashed out in that reverse stock split. In calculating this amount, shares owned by the holder prior to this offering are included with the number of shares of common stock issuable upon conversion of the holder’s notes. In addition to the shares included in this offering that have been issued or are issuable upon conversion of 7.5% notes held by the holder, we treated as outstanding 445,765 shares of our common stock, subject to adjustment for stock splits, stock dividends and the like, issuable upon conversion, at the holder’s option, of 3,000 shares of our Series B 3% Convertible Preferred Stock held by the holder. The holder also holds a warrant to purchase up to 222,882 shares of our common stock, subject to adjustment for stock splits, stock dividends and the like, which has not been included in the number of shares beneficially owned by the Holder as it is not exercisable until October 2007. We did not assume the conversion of any other holder’s notes.

(6)	Calculated based on Rule 13d-3(d)(1)(i) of the Exchange Act as set forth in footnote (5) above except that all shares that may be sold by the holder pursuant to this offering are not included in this amount.

(7)	Tang Capital Management, LLC is the general partner of Tang Capital Partners, LP and consequently has voting control and investment discretion over securities held by Tang Capital Partners, LP. In addition, Kevin C. Tang, as manager of Tang Capital Management, LLC, also has voting and investment control over these securities. Mr. Tang and Tang Capital Management, LLC each disclaims beneficial ownership of these securities except to the extent of his or its pecuniary interest in Tang Capital Partners, LP.

S-2